

Mail Stop 3561

December 22, 2009

Mr. Jay T. Schwartz
Audience Productions, Inc.
2311 N. 45th Street, Suite 310
Seattle, WA 98103

>   **Re: Audience Productions, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 7, 2009**
>   **File No. 333-162589**

Dear Mr. Schwartz:

We have reviewed your response to our comment letter dated November 16, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1.   Please substantially revise your business section and the liquidity section of your MD&A to explain how you intend to fund the operations you describe during the offering period of approximately a year. You will have to pay for on-going 34 Act filings and, it seems possible, a post-effective amendment as well. More importantly, in order for your offering to "commence" in the manner you describe you will need to pay for the links you mention on page 13. Yet you list less than $1,500 in cash on hand as of the most recent period. Please revise to explain how you intend to fund these items, if possible, and how much you estimate they will cost. Please include representative fees for the advertising links you name so that investors can have a better sense of these costs before they agree to tie their money up for a year. Once you have made this disclosure, please revise your summary to highlight the most material items.

2.   Also, please revise the business section to include an account of how you selected Lydia Slotnik. Quantify the number of competing scripts you read

and disclose how you solicited them. How long did the selection process take?

3. Please revise to expand your disclosure of what an IndieScore is, who invented it, what success it has had, how subjective is it, who are the reviewers who used it, and any other information about IndieScore which would be material to an investment decision.

Cover Page of Registration Statement

4. We note your response to our prior comment 6 and reissue. It appears that Rule 415 applies to your offering. Please check the applicable box on the front of your registration statement. Refer to Rule 415(a)(1)(ix).

Prospectus Summary, page 1

5. We note your response to our prior comment 18 and reissue. It appears that your financial condition is so material to an investment that it should be highlighted in the narrative summary so as to provide a financial snapshot of your company which will help investors, including those who are not comfortable reading financial statements, evaluate the rest of your prospectus.

Prospectus Cover Page

6. We note your response to our prior comment 9 and reissue. Please include a bracketed space which will be filled in once the 424 is filed and which will include the date of the termination of the offering.

Risk Factors, page 5

7. We note your response to our prior comment 29. Please delete the sentence in which you state that you have included all known material risks in existence at the time of submission of the Registration Statement to the Securities and Exchange Commission and to state regulatory agencies.

Plan of Distribution, page 11

8. We call your attention to the following sentence in the sub-section A(4) of the release you cite: "Issuers nevertheless may be subject to liability under Section 12 of the Securities Act for the external document depending on whether the external document is itself a prospectus or part of one." The adwords and phrases you select may themselves be non-conforming prospectuses and you are not eligible to use free writing prospectuses. Please tell us how you intend to deal with this problem.

Internet Advertising, page 13

9. Please revise the first sentence to clarify that advertising must be accompanied or preceded by a Section 10 prospectus.

Signatures, page II-5

10. Your registration statement must be signed by your principal financial officer. Please revise accordingly.

Screenshots

General

11. You will need to substantially revise your internet pages since they appear to be a non-conforming prospectus or a free writing prospectus. Please provide your legal analysis if you disagree. We remind you that sales literature accompanying an effective registration statement needs to be accurate. The comments below are intended to help assist with the process of turning the internet pages into acceptable sales literature.

Slide 1

12. Please revise the first sentence. Precisely because films are designed to make money by major studios the studios have every incentive to discover and address audience taste. They have more financial wherewithal to do that than your company.

13. Since it appears the woman pictured is not an actress under contract for the proposed movie, please remove the photograph here and elsewhere.

14. Please revise the prospectus to include information about the "hundreds of scripts that were reviewed" so that you take 33 Act liability for it. Name the reviewers and describe the process in the registration statement. Please advise us what success they have had in selecting scripts in the past and what is the basis of their expertise.

15. The second sentence appears to be incorrect about investing for as little as $10 since there is a two share minimum. Please revise.

16. Investing in a film is a business decision. Replace the word "Help" which suggests this is a charitable or non-profit decision.

Slide 2

17.   This slide appears to offer itself as a substitute for the actual prospectus.
        Please eliminate it or substantially revise.

Slide 8

18.   IndieGifts appear to be unregistered securities, which entitle the holder to
        convert them into a share of your company's stock during a 30 day window.
        Either register them or remove references to them in the next amendment.

19.   Since the IndieGifts must be redeemed, it is unclear how you would be able to
        close the offering until 30 days after the 360 days you cite. Either revise or
        advise.

Slide 11

20.   Delete the slogan Spread the Word and the language under it which appears to
        urge investing without being accompanied by an effective registration
        statement.

FAQ

21.   Refer to the first question. Based on the information in the prospectus, API is
        not an independent film company. It appears to be a development stage blank
        check company which hopes to become an independent film company.

****

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Sears at (202) 551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at 202-551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Noel Howe
         Beacon Law Advisors
         Via facsimile (206) 749-9261